UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)



LANDMARK LAND COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

515062 10 7
(CUSIP Number)

William W. Vaughan, III
Landmark Land Company, Inc.
2817 Crain Highway
Upper Marlboro, MD 20774
(301) 574-3330
(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

SCHEDULE 13D

CUSIP No. 515062 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BDV Family, LLC 26-2458744		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (See Instructions) 00		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-
		8	SHARED VOTING POWER -0-
		9	SOLE DISPOSITIVE POWER 1,962,078 (See Item 6)
		10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,962,078 (See Item 6)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.93%		
14	TYPE OF REPORTING PERSON (See Instructions) 00		

Item 1.   *Security and Issuer.*

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.50 per share (the "Common Stock") of the Issuer. The Issuer's principal executive offices are located at 2817 Crain Highway, Upper Marlboro, Maryland 20774.

Item 2.   *Identity and Background*

(a)   This statement is being filed by BDV Family, LLC, a Delaware limited liability company ("Reporting Person").

(b)   The business address of the Reporting Person is 2817 Crain Highway, Upper Marlboro, Maryland 20774.

(c)   The principal business of the Reporting Person is to hold assets for the benefit of its members.

(d)   During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   N/A

Item 3.   *Source and Amount of Funds or Other Consideration.*

The Reporting Person purchased from Gerald G. Barton ("Barton") 1,962,078 shares of the common stock of the Issuer (the "Shares") representing 25.93% of the outstanding stock of the Issuer subject to a reservation by Barton of all voting and dividend rights in and to the Shares until the death of the survivor of Barton and his wife, Martha Jo Barton, for an aggregate purchase price of $3,924,156. The payment to Barton for the beneficial interest in the Shares was made in the form of two promissory notes drawn by the Reporting Person having an aggregate principal amount of $3,924,156, with interest accruing thereon at the rate of 2.74% per annum payable annually. The notes are due and payable in full on or before nine years from the date of the notes.

Item 4.   *Purpose of Transaction.*

On May 22,, 2008, Reporting Person purchased certain beneficial interests in the Shares from Barton for $3,924,156, the fair market value of the Shares. The members of the Reporting Person are comprised of the ten grandchildren of Barton and the managers of the Reporting Person are comprised of the three children of Barton. The three children of Barton are Joann B. Vaughan, Martha B. Doherty and G. Douglas Barton. Ms. Doherty and Mr. Barton are officers and shareholders of the Issuer, with shareholdings in the Issuer of 503,207 and 504,507 common shares, respectively. Ms. Vaughan is the spouse of William W. Vaughan, III who is an officer, director and shareholder of the Issuer with shareholdings in the Issuer of 503,207 common shares. Since the operating agreement of the Reporting Person states that approval of at least two of the three managers is required to take any action on behalf of the Reporting Person, no individual manager is considered to be the beneficial owner of the Shares and each of the managers individually disclaims beneficial ownership of the Shares. As a part of the transaction, Barton retained the right to vote the Shares which were transferred to the Reporting Person, as well as the right to receive dividends thereon until the death of the survivor of Barton and his wife, Martha Jo Barton. As a result of the sale by Barton to the Reporting Person of certain beneficial interests in the Shares, both the Reporting Person and Barton have beneficial interests in, and beneficial ownership of, the Shares.

Item 5.   *Interest in Securities of the Issuer*

Barton transferred certain beneficial interests to the Shares to the Reporting Person, but retained the right to vote said Shares and the right to receive dividends from said Shares until the death of the survivor of Barton and his wife, Martha Jo Barton. As the result of this transfer, both the Reporting Person and Barton hold beneficial interests in and to the Shares which represent 25.93% of the Issuer's outstanding common stock. The sale and the purchase of the Shares as described herein is the sole transaction in Issuer's common stock that was affected during the past 60 days by the Reporting Person and Barton.

Item 6.   *Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.*

The Reporting Person owns a beneficial interest in and to the Shares, subject to the right of Barton to vote the Shares and to receive dividends from the Shares until the death of the survivor of Barton and his wife, Martha Jo Barton. The members of the Reporting Person consist of the ten grandchildren of Barton and the managers of the Reporting Person consist of the three children of Barton. The LLC agreement provides that any two of the managers of the LLC shall have the power to take such actions on behalf of the LLC as such managers may deem appropriate, including, without limitation, a sale or disposition of such Shares. Any sale or disposition of all or a portion of the Shares shall be subject to any rights and interests reserved to Barton.

There are no other contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the Shares.

Item 7.   *Material to Be Filed as Exhibits*

Exhibit 1 – Assignment of Gerald G. Barton Shares
Exhibit 2 – Assignment of The Barton Family Trust Shares
Exhibit 3 – Promissory Note in the amount of $3,466,536
Exhibit 4 – Promissory Note in the amount of $457,620

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2008

BDV FAMILY, LLC

By: /s/ G. Douglas Barton
Name: **G. Douglas Barton**
Title: **President**

Exhibit 1

ASSIGNMENT

This Assignment (the "Assignment) is made this 22nd day of May, 2008 between Gerald G. Barton ("Assignor") and BDV Family, LLC ("Assignee").

RECITALS:

WHEREAS, for good and valuable consideration, the receipt of which is hereby acknowledged, Assignor hereby assigns, transfers and conveys to Assignee 228,810 shares of Landmark Land Company, Inc. Common Stock (the "Stock").

WHEREAS, all voting rights in and to the Stock and all rights to receive dividends from the Stock shall remain vested in Assignor until the death of the later to survive of Gerald G. Barton and Martha Jo Barton, at which time all such voting rights and rights to receive dividends shall vest in Assignee.

IN WITNESS WHEREOF, the parties have executed this Assignment on the date first above written.

Assignor:

/s/ Gerald G. Barton
Gerald G. Barton

Assignee:

BDV FAMILY, LLC

By: /s/ G. Douglas Barton
Name: G. Douglas Barton
Title: President

STATE OF MARYLAND   )
)   SS:
COUNTY OF PRINCE GEORGES   )

On this 22nd day of May, 2008, before me, the undersigned Notary Public in and for said County and State, personally appeared Gerald G. Barton, as Assignor and G. Douglas Barton, President, on behalf of BDV Family, LLC, as Assignee, to be known to be the identical persons who signed the foregoing instrument as its Assignor and Assignee, and acknowledged to me that they executed the same as their free and voluntary act and deed for the uses and purposes therein set forth.

Witness my hand and official seal the day and year last above written.

/s/ Georgene A. Feather
Notary Public

(SEAL)

My Commission Expires: October 11, 2011

Exhibit 2

ASSIGNMENT

This Assignment (the "Assignment) is made this 22nd day of May, 2008 between Gerald G. Barton and Martha Jo Barton, Trustees of The Barton Family Trust ("Assignor") and BDV Family, LLC ("Assignee").

RECITALS:

WHEREAS, for good and valuable consideration, the receipt of which is hereby acknowledged, Assignor hereby assigns, transfers and conveys to Assignee 1,733,268 shares of Landmark Land Company, Inc. Common Stock (the "Stock").

WHEREAS, all voting rights in and to the Stock and all rights to receive dividends from the Stock shall remain vested in Assignor until the death of the later to survive of Gerald G. Barton and Martha Jo Barton, at which time all such voting rights and rights to receive dividends shall vest in Assignee.

IN WITNESS WHEREOF, the parties have executed this Assignment on the date first above written.

Assignor:

GERALD G. BARTON AND
MARTHA JO BARTON, TRUSTEES
THE BARTON FAMILY TRUST

/s/ Gerald G. Barton
_____
Gerald G. Barton

/s/ Martha Jo Barton
_____
Martha Jo Barton

Assignee:

BDV FAMILY, LLC

By: /s/ G. Douglas Barton
          _____
Name: G. Douglas Barton
Title: President

STATE OF MARYLAND   )
)   SS:
COUNTY OF PRINCE GEORGES   )

On this 22nd day of May, 2008, before me, the undersigned Notary Public in and for said County and State, personally appeared Gerald G. Barton and Martha Jo Barton, Trustees of The Barton Family Trust, as Assignor and G. Douglas Barton, President, on behalf of BDV Family, LLC, as Assignee, to be known to be the identical persons who signed the foregoing instrument as its Assignor and Assignee, and acknowledged to me that they executed the same as their free and voluntary act and deed for the uses and purposes therein set forth.

Witness my hand and official seal the day and year last above written.

/s/ Georgene A. Feather
_____
Notary Public

(SEAL)

My Commission Expires: October 11, 2011

Exhibit 3

PROMISSORY NOTE

$3,466,536   May 22, 2008

FOR VALUE RECEIVED, the undersigned, BDV FAMILY, LLC, a Delaware limited liability company (the "Maker"), hereby promises to pay, on the Maturity Date (as hereinafter defined), to the order of Gerald G. Barton and Martha Jo Barton, Trustees of The Barton Family Trust ("Payee"), at 2817 Crain Highway, Upper Marlboro, Maryland 20774 in lawful money of the United States of America, the principal sum of Three Million Four Hundred Sixty Six Thousand Five Hundred Thirty Six and 00/100 Dollars ($3,466,536), together with interest on such principal amount as herein specified.

As used in this Note, the following terms shall have the respective meanings indicated below:

"Loan Interest Rate" means 2.74% per annum, payable annually. If interest is not paid when due, it will be added to principal.

"Maturity Date" means the date which is nine (9) years from the date hereof.

"Maximum Rate" means the maximum rate of non-usurious interest permitted by applicable law and calculated after taking into account any and all relevant fees, payments, and other charges in respect of this Note which are deemed to be interest under applicable law; provided however, in no event shall the Maximum Rate exceed 18% per annum.

The outstanding principal balance hereunder shall bear interest at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate, or (b) the Loan Interest Rate. All payments made pursuant to this Note shall be applied to the payment of accrued interest before being applied to the payment of principal.

Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate. If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this paragraph shall govern and prevail, and neither Maker nor the sureties, guarantors, successors or assigns of Maker shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto. If, for any reason, interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Maker and Payee shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee, or premium rater than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

An Event of Default shall be (1) a default in the payment of any payment of principal or interest when due hereunder, or (2) the filing by or against Maker of any petition or similar instrument for the commencement of any proceeding under any bankruptcy, reorganization, insolvency or liquidation law of any jurisdiction and the failure by Maker to have same dismissed within 45 days after such filing.

Upon the occurrence of any Event of Default: A) the holder hereof may, at its option, declare the entire unpaid principal and, to the extent such exists, accrued interest due under this Note immediately due and payable without additional notice, demand or presentment, all of which are hereby waived, and upon such declaration, the same shall become and shall be immediately due and payable; and B) the principal, and to the extent such exists, any interest due hereunder, shall bear interest at the Maximum Rate until such Event of Default is cured. Failure of the holder hereof to exercise this option shall not constitute a waiver of the right to exercise the same upon the occurrence of a subsequent Event of Default.

In the event (i) the holder hereof expends any effort in any attempt to enforce payment of all or any part of any sum due the holder hereunder, (ii) this Note is placed in the hands of an attorney for collection, or an attorney is used by a holder hereof in any bankruptcy proceeding of Maker, or (iii) this Note is collected through any legal proceedings, Maker agrees to pay all collection costs and fees actually incurred by the holder, including reasonable attorney's fees.

The remedies of the holder hereof, as provided herein: 1) are cumulative and concurrent, 2) are in addition to those remedies available under applicable law, 3) may be pursued singularly, successively or together, at the sole discretion of the holder hereof, and 4) may be exercised as often as occasion therefore shall arise.   No act of, omission or commission of the holder, including, but not limited to, any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same, such waiver or release to be effected only through a written document executed by the holder hereof and then only to the extent specifically recited therein.   A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of any subsequent right, remedy or recourse as to a subsequent event.

This Note shall be governed by and construed in accordance with the laws of the State of Delaware and the applicable laws of the United States of America.

Maker and each surety, guarantor, endorser, and other party ever liable for payment of any sums of money payable on this Note jointly and severally waive notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind, and consent to all extensions, renewals, and modifications without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearances whatsoever, without notice to any party and without in any way affecting the liability of Maker hereunder.

This Note shall be binding upon the Maker, any surety and/or guarantor hereunder, and their heirs, legal representatives, successors and assigns respectively and the terms hereof shall inure to the benefit of the holder, its heirs, legal representatives, successors and assigns.

MAKER:

BDV FAMILY, LLC, a Delaware limitedliability company

By: /s/ G. Douglas Barton
Name: G. Douglas Barton
Title: President

Exhibit 4

PROMISSORY NOTE

$457,620   May 22, 2008

FOR VALUE RECEIVED, the undersigned, BDV FAMILY, LLC, a Delaware limited liability company (the "Maker"), hereby promises to pay, on the Maturity Date (as hereinafter defined), to the order of Gerald G. Barton, an individual ("Payee"), at 2817 Crain Highway, Upper Marlboro, Maryland 20774 in lawful money of the United States of America, the principal sum of Four Hundred Fifty Seven Thousand Six Hundred Twenty Dollars and 00/100 Dollars ($457,620), together with interest on such principal amount as herein specified.

As used in this Note, the following terms shall have the respective meanings indicated below:

"Loan Interest Rate" means 2.74% per annum, payable annually. If interest is not paid when due, it shall be added to principal.

"Maturity Date" means the date which is nine (9) years from the date hereof.

"Maximum Rate" means the maximum rate of non-usurious interest permitted by applicable law and calculated after taking into account any and all relevant fees, payments, and other charges in respect of this Note which are deemed to be interest under applicable law; provided however, in no event shall the Maximum Rate exceed 18% per annum.

The outstanding principal balance hereunder shall bear interest at a rate per annum which shall be equal to the lesser of (a) the Maximum Rate, or (b) the Loan Interest Rate. All payments made pursuant to this Note shall be applied to the payment of accrued interest before being applied to the payment of principal.

Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate. If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this paragraph shall govern and prevail, and neither Maker nor the sureties, guarantors, successors or assigns of Maker shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto. If, for any reason, interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Maker. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Maker and Payee shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee, or premium rater than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

An Event of Default shall be (1) a default in the payment of any payment of principal or interest when due hereunder, or (2) the filing by or against Maker of any petition or similar instrument for the commencement of any proceeding under any bankruptcy, reorganization, insolvency or liquidation law of any jurisdiction and the failure by Maker to have same dismissed within 45 days after such filing.

Upon the occurrence of any Event of Default: A) the holder hereof may, at its option, declare the entire unpaid principal and, to the extent such exists, accrued interest due under this Note immediately due and payable without additional notice, demand or presentment, all of which are hereby waived, and upon such declaration, the same shall become and shall be immediately due and payable; and B) the principal, and to the extent such exists, any interest due hereunder, shall bear interest at the Maximum Rate until such Event of Default is cured. Failure of the holder hereof to exercise this option shall not constitute a waiver of the right to exercise the same upon the occurrence of a subsequent Event of Default.

In the event (i) the holder hereof expends any effort in any attempt to enforce payment of all or any part of any sum due the holder hereunder, (ii) this Note is placed in the hands of an attorney for collection, or an attorney is used by a holder hereof in any bankruptcy proceeding of Maker, or (iii) this Note is collected through any legal proceedings, Maker agrees to pay all collection costs and fees actually incurred by the holder, including reasonable attorney's fees.

The remedies of the holder hereof, as provided herein: 1) are cumulative and concurrent, 2) are in addition to those remedies available under applicable law, 3) may be pursued singularly, successively or together, at the sole discretion of the holder hereof, and 4) may be exercised as often as occasion therefore shall arise. No act of, omission or commission of the holder, including, but not limited to, any failure to exercise any right, remedy or recourse, shall be deemed to be a waiver or release of the same, such waiver or release to be effected only through a written document executed by the holder hereof and then only to the extent specifically recited therein. A waiver or release with reference to any one event shall not be construed as continuing, as a bar to, or as a waiver or release of any subsequent right, remedy or recourse as to a subsequent event.

This Note shall be governed by and construed in accordance with the laws of the State of Delaware and the applicable laws of the United States of America.

Maker and each surety, guarantor, endorser, and other party ever liable for payment of any sums of money payable on this Note jointly and severally waive notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind, and consent to all extensions, renewals, and modifications without notice for any period or periods of time and partial payments, before or after maturity, without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to grant any other indulgences or forbearances whatsoever, without notice to any party and without in any way affecting the liability of Maker hereunder.

This Note shall be binding upon the Maker, any surety and/or guarantor hereunder, and their heirs, legal representatives, successors and assigns respectively and the terms hereof shall inure to the benefit of the holder, its heirs, legal representatives, successors and assigns.

MAKER:

BDV FAMILY, LLC, a Delaware limited liability company

By: /s/ G. Douglas Barton
Name: G. Douglas Barton
Title: President